July 6, 2007

Mail Stop 4561

Mr. Mark Labell
Wein & Malkin LLC, Supervisor
60 East 42nd Street Associates LLC
60 East 42nd Street
New York, NY 10165

Re: 60 East 42nd Street Associates LLC
        Form 10-K for the year ended December 31, 2006
        Filed May 24, 2007
        File No. 0-02670

Dear Mr. Labell:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and will
make no further review of your document. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In our comments, we ask you to provide
us with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Pursuant to Item 303 of Regulation S-K, please present a tabular disclosure of
        contractual obligations as of the latest fiscal year end balance sheet date. Please
        include interest in the table or a discussion in the text. Refer to FR-72,
        Commission Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations.

2.   Pursuant to Item 305 of Regulation S-K, please provide a discussion of the fair value risk associated with your mortgage payable.

Certifications

3.   Please file the certifications as exhibits to the respective periodic report and not within the body of the report.

Financial Statements

Note 1 – Business Activity and Reorganization

4.   Considering that the property is net leased to a single tenant on a long-term basis, please tell us how you considered the need to include audited financial statements of the lessee or guarantor under the lease. Refer generally to the guidance in SAB 71 concerning significant credit concentrations.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief